Form 10KSB, Exhibit 13
period 1996-06-30
ATRIX INTERNATIONAL INC
filed 1996-09-25
CIK 831532

                                                                    Exhibit 13.1

                              ATRIX INTERNATIONAL
                              1996 ANNUAL REPORT


                                  THE FUTURE
                                      IS
                                     NOW!


                            [PHOTO OF R3 PRODUCTS]

                         [PHOTO OF OUR NEW OMEGA VAC]

                 [BACKGROUND OF COVER IS ART OF CLOUDS & SUN]

                             FINANCIAL HIGHLIGHTS
                             Financial Highlights


     NET SALES                                        OPERATING EXPENSE AS A
                                                        PERCENTAGE OF SALES

[GRAPH OF NET SALES]                               [GRAPH OF OPERATING EXPENSES]

     Net Sales                                           Operating Expense
     ---------                    NET INCOME           as a Percent of Sales
                                                       ---------------------
1996     $6,028,427          [GRAPH OF NET INCOME]
1995      5,778,179                                      1996          27%
1994      5,023,079               Net Income             1995          30%
1993      4,580,764               ----------             1994          39%
1992      4,169,198                                      1993          42%
                               1996     $144,041         1992          47%
                               1995     $300,282
                               1994     $405,189
                               1993    ($602,154)
                               1992    ($935,587)

Please note: Net income in 1994, 1995 and 1996 includes miscellaneous income related to patent litigation settlements of $1,117,364, $169,496 and $1,990, respectively.

                    A LETTER FROM STEVE RIEDEL, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER


We are pleased to report that 1996 was a record year for Atrix International. Excluding royalties, sales grew by $652,000 or 12% over fiscal 1995. Including royalties, sales for the year ended June 30, 1996 were $6,028,000 compared to $5,778,000 in the previous year.

Net income for the year was $144,000 compared to $300,000 for the previous year. However, last year's net income included "miscellaneous income" related to patent settlements of $169,000. Without the patent settlement in 1995, net income would have increased 10% compared to last year. And we are pleased to report that the company has now reported net income for twelve consecutive quarters.

Our goals going into fiscal 1996 were to:

 . Expand our marketshare for the R3 Copy Management System.

 . Expand our domestic market for manufactured and distribution products.

 . Expand our international market for manufactured products.

While sales for the R3 Copy Management System did increase by 136% over prior year sales, they were short of our expectations. Additional investments have been made in software development, marketing aids, and sales personnel to improve sales in fiscal 1997.

The acquisition of the Porous Media vacuum line in November of 1995 added twenty new distributors and $373,000 in manufacturing sales during fiscal 1996. We expect this growth to continue throughout 1997 as we pursue additional customers in the ultra-fine filtration markets.

                         [PICTURE OF STEVEN D. RIEDEL]
                               Steven D. Riedel
                        President, Chief Executive and
                            Chief Financial Officer

International sales of $829,000 for manufactured products increased 12% over sales of $738,000 in fiscal 1995. With new distributors in Korea and Ireland, we are positioned to increase international sales in fiscal 1997.

The progress we have made is best illustrated by the awards that Atrix received at the Business Technology Association (BTA) convention in Las Vegas in July of 1996. This show hosted more than 300 manufacturers who displayed their products to office machine dealers from across North America.

We received two prestigious awards at the BTA show:

 . The best booth in the under 40-foot category

 . The best marketing team

We also introduced the new Omega Vac and the WinTrax Software packages at this convention. Both products received an unusual amount of attention by prospective visitors and new orders have already been placed from new customers. We are committed to carrying this momentum into 1997.

With the introduction of the two new Copy Control System software products, the maturing of the R3 Copy Control hardware, the acquisition and expansion of the Porous Media fine filtration vacuum line, and the introduction of our new Omega Vac in July, we have selected "THE FUTURE IS NOW" as our theme for fiscal 1997.

We have the sales management, products, and manufacturing capabilities to make 1997 a banner year at Atrix International!


/s/ Steven D. Riedel
Steven D. Riedel
President and CEO


/s/ W. William Bednarczyk
W. William Bednarczyk
Chairman

                              Atrix International

                   COPY MANAGEMENT SYSTEMS AND NEW SOFTWARE


Atrix took large steps in 1996 to solidify our place as a leader in Copy Management Systems with the development of WINTRAX-TR and completion and shipments of WINTRAX-PNP.

WINTRAX-TR, a transactional based software and hardware system, is an economical alternative for copy centers, law offices and small businesses. Termed "user friendly" by some current customers, this software is designed to retrieve and store information pertaining to a copy job. The information stored includes who made the copies, for whom the copies were made, and how many and what time copies were made. Detailed reports can then be generated or data may be exported in many popular formats including Lotus, Excel, Quatro File, and standard text files, to name just a few.

WINTRAX-PNP, our new laptop software package, allows users to efficiently and effortlessly retrieve and store copier information when automatic readings by phone or network is prohibitive. This "hands-free" and easy-to-use software is a cost effective alternative for those who want the ability to track copy machine usage. It is currently being used by local and national government agencies, and facility management companies. In fact, one customer is managing 200 copiers and approximately 4,000 account numbers with Atrix software.

These new software products expand and enhance the original OFFICETRAX software released in 1995.

OFFICETRAX, a phone-based copy management system, is currently being used in a number of government offices with more scheduled to be installed later this year. Schools and college campuses that are utilizing the Atrix system are realizing the benefits provided by this powerful system.

Atrix is also bringing this technology and experience to other applications and marketplaces. Development is underway that will be completed early next year for a new generation of products that Atrix believes will put it at the top of the monitoring and reporting field.


"WE HAVE BEEN ABLE TO ACCURATELY CAPTURE ALL OF OUR BILLABLE CHARGES IN OUR COPY CENTER WITH THE ATRIX SYSTEM." SUPERVALU INC.

"THE ATRIX SYSTEM IS THE BEST COPIER MANAGEMENT SYSTEM ON THE MARKET TODAY. OUR BUDGET/ADMINISTRATIVE OFFICERS MARVEL OVER THE DATA PRODUCED BY THIS SYSTEM." DEPT. OF HEALTH AND HUMAN SERVICES


[PICTURE OF R3 PRODUCT]
[SCREEN DUMP OF R3 SOFTWARE]
[SCREEN DUMP OF R3 SOFTWARE]
[SCREEN DUMP OF R3 SOFTWARE]

                           [PICTURE OF LARRY PYLKA]
                                MR. LARRY PYLKA
                                    MANAGER
                                SUPERVALU INC.

                           [PICTURE OF BOB WHEELER]
                                MR. BOB WHEELER
                             REPROGRAPHICS MANAGER
                    DEPARTMENT OF HEALTH AND HUMAN SERVICES


                              Atrix International

           THE FUTURE IS NOW - WITH THE NEW FINE FILTRATION VACUUMS!


                            [PICTURE OF OMEGA VAC]
                                 The Omega Vac


The acquisition of the Porous Media toner and asbestos vacuum line did more for Atrix than simply improve vacuum sales. The technology gained has expanded the Company's new HEPA filter vacuum products into the asbestos abatement, lead abatement, and ultra-fine filtration markets.

Additionally, Atrix has combined this technology with the AAA vacuum to create the most advanced vacuum of its kind- the Omega Vac.

The Omega Vac is a dual-purpose filtration vacuum providing the best toner retention ability with a 0.3 micron filter, and the best asbestos retention ability with a .12 micron HEPA filter. Because of this versatility, customer response has improved and our marketshare for fine filtration vacuums is expected to increase substantially.

Similar to the AAA Vacuum, the Omega Vac has conductive construction providing maximum static protection to safeguard sensitive electronic components. Plus, the Omega Vac comes complete with a disposable canister filter, power cord, rubber flex neck, crevice tool, detachable crevice tool brush and toner-proof stretch hose.

In addition, the acquisition and introduction of the Omega Vac positioned the Company to secure higher gross margins for several reasons:

 . The Company is now assembling the filters in-house to lower manufacturing costs.

 . The volume of filters has increased allowing the Company to purchase raw materials more economically.

 . Due to the HEPA filtration capability, the Omega Vac is being sold into asbestos abatement and other fine filtration markets. These markets traditionally earn a higher gross margin.

The Company plans to introduce the Omega Vac into Europe in the second quarter of fiscal 1997.

Because the Omega Vac costs less to manufacture, the Company believes it will be able to price the Omega Vac very competitively. This will enable Atrix to expand marketshare with traditional toner vacuums.

With such a strong line of toner, asbestos and fine filtration vacuums, Atrix believes its future is now!

                              Atrix International

FINANCIAL HIGHLIGHTS FOR THE YEARS ENDED JUNE 30,


                                      1996        1995        1994         1993         1992
                                      ----        ----        ----         ----         ----
OPERATING RESULTS

Net Sales                          $6,028,427  $5,778,179  $5,023,079   $4,580,764   $4,169,198
Income (loss) from operations         142,896     156,540    (628,658)    (524,171)    (717,104)
Patent infringement settlements         1,990     169,496   1,117,364
Net income (loss)                     144,041     300,282     405,189     (602,154)    (935,587)
Net income (loss) per share              0.03        0.06        0.08        (0.12)       (0.21)
Weighted average number
  of common shares outstanding      5,541,345   5,201,978   5,167,722    5,192,549    4,455,542

BALANCE SHEET DATA

Total assets                        4,095,959   3,380,115   3,097,398    2,558,870    3,385,324
Long-term debt, net
  of current maturities               162,607       8,106      13,766       62,656
Working capital                     1,648,615   1,217,401     875,172      143,447      387,459
Shareholders' equity                2,267,807   1,800,016   1,499,734    1,100,068    1,702,222

Book value per
  common share                           0.40        0.35        0.28         0.21         0.33

Common shares outstanding
at June 30,                         5,653,644   5,201,978   5,201,978    5,155,038    5,199,204


ATRIX INTERNATIONAL, INC. STOCK TRADING PRICES


The Company's Common Stock is currently traded in the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ). The following table sets forth, for the periods indicated, the high and low bid prices for the Company's common stock as reported by NASDAQ. Such quotations represent interdealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

FISCAL YEAR 1996                            HIGH        LOW
                                            ----        ---
First Quarter (from July 1, 1995)              1      13/16
Second Quarter                             15/16        3/4
Third Quarter                                3/4      11/16
Fourth Quarter                             27/32      25/32

FISCAL YEAR 1995

First Quarter (from July 1, 1994)            7/8        3/4
Second Quarter                            1-1/16        7/8
Third Quarter                              1-1/8      25/32
Fourth Quarter                             1-1/8        3/4

As of September 16, 1996, there were 5,653,644 shares of Common Stock outstanding, held of record by approximately 191 persons. The Company has not declared or paid any cash dividends on its Common Stock since its inception and does not intend to pay any dividends for the foreseeable future.

                              Atrix International

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


NET SALES

Net sales increased by $250,248 or approximately 4% over the prior year to $6,028,427 from $5,778,179 in 1995 and $5,023,079 in 1994. Sales for the year ended June 30, 1996, (exclusive of royalties), were $6,021,988 compared with sales for the previous year of $5,369,815 (exclusive of royalties). Without royalties, product sales increased 12%. Royalty payments were $6,439 for the current year and $408,364 for the previous year. These payments were the result of a number of patent infringement settlements from prior years.

The primary reasons for the increase in sales during 1996 were due to the Company's increase in distribution sales, sales from the new Copy Control Machine Monitor and an increase in international sales.

For fiscal 1996, sales of the R3 Office Machine Monitor improved by 136% over sales of $147,691 in the prior year. In March 1995, the Company announced that it had reached a non-exclusive, five-year agreement with Pitney Bowes Copier Division for the development of a new Copy Control System based on Atrix's R3 technology. During 1996, the company shipped in excess of 1,000 units to Pitney Bowes. In addition, new installations were made in the U.S. Department of Health and Human Services, AT&T Corporation and Carlton College in conjunction with Ricoh Corporation.

In June of 1996, the Company hired a national sales manager with over ten years of experience in the Copy Control and Facility Management markets. This, coupled with the recent training of all outside sales personnel on the WinTrax software, builds the base for increasing R3 sales during fiscal 1997.

Sales of vacuums and supplies were $1,759,366, $1,417,994 and $1,345,454 in 1996, 1995 and 1994, respectively. The increase in 1996 from prior years was primarily due to the purchase of the toner and asbestos product line from Porous Media in November, 1995. This technology expands the Company's new HEPA filter vacuum products into the asbestos market which command higher gross margins.

Given the recent release of the new Omega Vac and the favorable customer response of the Porous Media Vacuum Line, we anticipate an increase in vacuum sales in fiscal 1997.

================================================================================

The following table shows the Company's revenues for the periods indicated by product line, total manufactured products and total distributed products.

                                               YEARS ENDED JUNE 30,
PRODUCT LINE                         1996              1995              1994
                                     ----              ----              ----
Vacuums and supplies              $1,759,366        $1,417,994        $1,345,454
ESD equipment                        234,285           281,287           282,571
Circuit Board Cases                   67,935            27,940            49,982
Special Assemblies                   206,922           437,463           618,442
                                  ----------        ----------        ----------
  Total Manufacturing              2,268,508         2,164,684         2,296,449
                                  ----------        ----------        ----------

Loose Tools                        2,292,800         1,921,650         1,796,899
Tool Kits                            376,869           368,641           269,901
Instrumentation                      715,213           766,632           493,939
                                  ----------        ----------        ----------
  Total Distribution               3,384,882         3,056,923         2,560,739
                                  ----------        ----------        ----------

R3 Office Machine Monitor            348,598           147,691            17,367
Royalties                              6,439           408,364           119,185
Disposal                                   0               517            27,979
Other                                 20,000                 0             1,360
                                  ----------        ----------        ----------
  Total Sales                     $6,028,427        $5,778,179        $5,023,079
                                  ==========        ==========        ==========

                              Atrix International

Distribution sales were $3,384,882, $3,056,923 and $2,560,739 in 1996, 1995, and
1994, respectively. The increase in fiscal 1995 and 1996 was primarily due to increased distribution through custom catalogs. The Company published custom catalogs for Unisys, AT&T, Ricoh Corporation, Ikon Office Solutions, and Danka Business Systems. In addition, overall sales to Unisys increased.

On August 27, 1996, the Company announced the signing of a three-year contract with Avnet Industrial. This agreement appoints Atrix as a focused supplier of more than 200 products to Avnet for resale to Lucent Technologies. This contract expands the distribution business for Atrix and should lead to increased sales for distribution products in fiscal 1997.

ROYALTIES

The Company received R3 patent royalties of $6,439, $408,364 and $119,185 in 1996, 1995 and 1994, respectively, due to enforcement of its R3 patent during these years. The R3 patent expired in April 1995 and the Company does not expect to receive meaningful royalties in future periods.

GROSS PROFIT

The gross profit margin as a percentage of sales was 29.4% in 1996, 33.1% in 1995 and 26.3% in 1994.

The gross profit margin decreased in 1996 from 1995 due primarily to the decrease in royalties from 1995 to 1996. The R3 royalties carry a gross margin of approximately 50%. The Company expects gross margins to improve in fiscal 1997 due to lower product cost, although not to the levels achieved in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Operating expenses were $1,630,934, $1,754,398, and $1,952,259 in 1996, 1995 and
1994, respectively, which were 27%, 30%, and 39% of sales for the years 1996, 1995 and 1994, respectively. The decrease in expenses in fiscal 1996 was primarily due to a reduction in patent litigation expenses of approximately $41,000 and patent amortization of $143,000 in 1995. The Company expects its operating expenses to remain at these lower levels for fiscal 1997.

The decrease in operating expenses in 1995 from 1994 was primarily due to lower legal expenses for patent infringement litigation.

INCOME (LOSS) FROM OPERATIONS

Income (loss) from operations was $142,896 compared to $156,540 and $(628,658) for 1996, 1995 and 1994, respectively. The $13,644 decrease from 1995 to 1996 can be attributed to lower patent royalties and lower gross margins. The improvement in 1995 over 1994 is due primarily to increased sales while controlling operating expenses. The Company expects to continue to generate income from operations in fiscal 1997.

INTEREST EXPENSE, NET

Net interest expense was $2,227, $18,404, and $75,017 in 1996, 1995 and 1994,
respectively. The decrease in net interest expense in 1996 is primarily due to lower interest rates and additional interest income on increasing cash and cash equivalent balances.

NET INCOME

Net income was $144,041 in 1996 compared to $300,282 and $405,189 for 1995 and 1994, respectively. The decrease in net income from 1995 to 1996 of $156,241 was primarily due to $408,364 in higher margin patent royalties received in fiscal 1995.

                              Atrix International

INCOME TAXES

At June 30, 1996, the Company has net operating loss carryforwards of approximately $1,287,807 for income tax purposes which expire in the years 2003 to 2008. The Company has not recognized any significant income tax expense during 1994, 1995, or 1996, due to utilization of available net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, restricted cash and marketable securities at June 30, 1996 was $1,485,163 compared to $1,157,255 at June 30, 1995. Working capital increased to $1,648,615 from $1,217,401 at June 30, 1995. The current ratio as of June 30, 1996 and 1995 was 2.0 and 1.8, respectively. The increases in the Company's cash and working capital position are primarily due to cash generated from operations and a private warrant offering completed in September 1995, offset primarily by additions to property and equipment.

In March 1996, the Company extended its working capital line of credit with Riverside Bank at a rate of prime. The borrowing base under the new line of credit is the lesser of (a) $1,250,000 or (b) the sum of (i) 85% of eligible accounts receivable plus (ii) 50% of eligible inventory. As of June 30, 1996, credit line advances were $941,299. The terms of the line of credit require the Company to maintain tangible net worth of at least $1,100,000. The line of credit is secured by the Company's assets, and the Company is required to maintain a $250,000 certificate of deposit with the lender to secure the line of credit. The line of credit has an initial term that expires in October 1996, but is due on demand at any time. The Company is required to pay accrued interest on a monthly basis.

Cash provided by operations decreased to $86,246 from $722,004 for fiscal 1996, and 1995, respectively. The decrease in 1996 was due primarily to the miscellaneous non-recurring income from patent lawsuit settlements, non-recurring royalties, aggressive steps on cash discount vendors, and a significant decrease in accounts receivable in 1995 that did not recur in 1996. The Company incurred an increase in cash used for investing activities due to the Porous Media vacuum line acquisition in November 1995.

The Company's plans for the fiscal year ending June 30, 1997 do not call for additional capital. The Company plans to finance its operations for the fiscal year ending June 30, 1997 with working capital and bank borrowing, if necessary. The Company expects to generate cash from operations during fiscal 1997 by increasing sales, improving gross profit margins and controlling operating expenses. The Company believes that funds generated from operations and borrowings available under the line of credit will be adequate to meet the Company's working capital requirements for the foreseeable future.

Except for the historical financial information contained in this Annual Report, the statements under "Management's Discussion and Analysis" consist of forward looking statements which are subject to change based on various important factors including, but not limited to, the success of the WinTrax software, the new Omega Vac, and the Avnet Industrial contract.

                              Atrix International

MESSAGE FROM THE CONTROLLER


Fiscal 1996 brought on a number of diversified challenges. As the Company began the new year, it concentrated on its goals set at the end of fiscal 1995: promoting the R3 Copy Management System, expanding our marketing channels domestically and expanding our international sales.

                          [PICTURE OF DENICE BLOOMER]
                               Denice J. Bloomer
                         Vice President and Controller

In September 1995, the Company invested in a new customized catalog. This catalog allowed us to focus on expanding our marketing channels through telemarketing while allowing our outside sales representatives to provide our customers with a fully illustrated catalog.

The Porous Media Product acquisition in November 1995 allowed the Company to expand our marketing channels and our international sales. The Company purchased the toner and asbestos product line which allows for a higher gross margin potential. Since the acquisition, the Company has recognized $372,995 in sales from this product line.

As the year progressed, the Company focused on promoting the R3 Copy Management System. The outside sales representatives were fully trained in performing demonstrations. The Research and Development Department provided the Sales department with the WinTrax and Plug-n-Play softwares. In fiscal 1996, Atrix recorded $348,598 in R3 sales compared to $147,691 in fiscal 1995.

The accounting team of Atrix concentrated on improving vendor relationships, reducing accounts receivable outstanding, improving internal policies and procedures, and controlling expenses. We are proud to report that the Company improved cash discounts by 46%, reduced the over 60 days to 10% of total accounts receivable, and controlled operating expenses over fiscal 1995.

Fiscal 1997 will bring new opportunities for Atrix through increased copy control sales, new Omega Vac sales (introduced in July 1996) and marketing of our new toner and asbestos products.

Atrix has given me the opportunity to challenge myself, be a teamplayer and meet new people. Unfortunately, due to the relocation of my husband's job, I must leave Atrix. I feel very strong that the accounting team at Atrix will succeed in accomplishing the goals set by the Company for fiscal 1997. I wish all employees, directors, and shareholders well in their future endeavors.


/s/ Denice J. Bloomer
Denice J. Bloomer
Vice President and Controller


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Shareholders of
Atrix International, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Atrix International, Inc. at June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Minneapolis, Minnesota
July 30, 1996

                              Atrix International

                       ATRIX INTERNATIONAL BALANCE SHEET


                                                                         JUNE 30,
                                                                    1996          1995
                                                                    ----          ----
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                       $   541,515   $   567,255
 Restricted cash                                                     250,000       400,000
 Marketable securities, at cost                                      693,648       190,000
 Accounts receivable, less allowance for doubtful accounts of
   $16,000 and $17,000, respectively                                 757,650       746,490
 Inventories                                                         994,858       851,671
 Prepaid expenses                                                     76,489        33,978
                                                                 -----------   -----------
  Total current assets                                             3,314,160     2,789,394
                                                                 -----------   -----------

Property and equipment, net                                          492,096       299,832
Intangible assets, net                                                82,345        14,424
Capitalized software development costs, net                          207,358       276,465
                                                                 -----------   -----------
  Total assets                                                   $ 4,095,959   $ 3,380,115
                                                                 ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                $   595,388   $   661,640
 Notes payable - bank                                                941,299       812,653
 Current maturities of long-term debt                                 76,553         5,742
 Accrued liabilities                                                  52,305        91,958
                                                                 -----------   -----------
  Total current liabilities                                        1,665,545     1,571,993

Long-term debt, net of current maturities                            162,607         8,106

SHAREHOLDERS' EQUITY:

 Preferred stock, $0.01 par value, 3,000,000
  shares authorized, no shares issued
 Common stock, $0.01 par value, 50,000,000
  shares authorized, 5,653,644  and 5,201,978
  shares issued and outstanding, respectively                         56,536        52,019
 Additional paid-in capital                                        3,276,969     2,957,736
 Accumulated deficit                                              (1,065,698)   (1,209,739)
                                                                 -----------   -----------
  Total shareholders' equity                                       2,267,807     1,800,016
                                                                 -----------   -----------
  Total liabilities and shareholders' equity                     $ 4,095,959   $ 3,380,115
                                                                 ===========   ===========

See accompanying notes to the financial statements.


                              Atrix International

           ATRIX INTERNATIONAL, INC. STATEMENT OF OPERATIONS FOR THE
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                                                          1996         1995         1994
                                                          ----         ----         ----
Net sales                                              $6,028,427   $5,778,179   $5,023,079
Cost of sales                                           4,254,597    3,867,241    3,699,478
                                                       ----------   ----------   ----------
 Gross profit                                           1,773,830    1,910,938    1,323,601
Selling, general and administrative expenses            1,630,934    1,754,398    1,952,259
                                                       ----------   ----------   ----------
 Income (loss) from operations                            142,896      156,540     (628,658)
Interest expense, net                                      (2,227)     (18,404)     (75,017)
Patent infringement settlements                             1,990      169,496    1,117,364
                                                       ----------   ----------   ----------
 Income before income taxes                               142,659      307,632      413,689
Income tax expense (benefit)                               (1,382)       7,350        8,500
                                                       ----------   ----------   ----------
Net income                                             $  144,041   $  300,282   $  405,189
                                                       ==========   ==========   ==========

Net income per share                                   $     0.03   $     0.06   $     0.08
                                                       ==========   ==========   ==========
Weighted average number of
common shares outstanding                              $5,541,345   $5,201,978   $5,167,722
                                                       ==========   ==========   ==========

See accompanying notes to the financial statements.


                              Atrix International

      ATRIX INTERNATIONAL INC. STATEMENT OF SHAREHOLDER'S EQUITY FOR THE
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                                           COMMON STOCK        ADDITIONAL
                                          NUMBER                PAID-IN     ACCUMULATED
                                        OF SHARES    AMOUNT     CAPITAL      DEFICIT       TOTAL
                                        ---------   -------     -------      -------       -----
Balance, June 30, 1993                  $5,155,038   $51,550   $2,963,728  $(1,915,210)  $1,100,068

Warrants converted, net of related
  expenses of $62,000                       46,940       469       (5,992)                   (5,523)

Net income                                                                     405,189      405,189
                                        ----------   -------   ----------  -----------   ----------

Balance, June 30, 1994                   5,201,978    52,019    2,957,736   (1,510,021)   1,499,734

Net income                                                                     300,282      300,282
                                        ----------   -------   ----------  -----------   ----------

Balance, June 30, 1995                   5,201,978    52,019    2,957,736   (1,209,739)   1,800,016
                                        ----------   -------   ----------  -----------   ----------

Warrants converted, net of related
  expenses of $15,000                      451,666     4,517      319,233                   323,750

Net Income                                                                     144,041      144,041
                                        ----------   -------   ----------  -----------   ----------

Balance, June 30, 1996                  $5,653,644   $56,536   $3,276,969  $(1,065,698)  $2,267,807
                                        ==========   =======   ==========  ===========   ==========

See accompanying notes to the financial statements.


                              Atrix International

           ATRIX INTERNATIONAL, INC. STATEMENT OF CASH FLOWS FOR THE
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                                                                  1996        1995        1994
                                                                  ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                    $ 144,041   $ 300,282   $ 405,189
 Adjustments to reconcile net income to net
 cash provided (used) by operating activities:
    Depreciation and amortization                                244,968     374,266     458,967
    Changes in current assets and liabilities:
     Accounts receivable                                         (11,160)    253,297    (402,111)
     Inventories                                                (143,187)   (148,042)    155,707
     Prepaid expenses                                            (42,511)      3,998       6,850
     Accounts payable                                            (66,252)    (31,859)     85,734
     Accrued liabilities                                         (39,653)    (29,938)     82,128
                                                               ---------   ---------   ---------
      Net cash provided by operating activities                   86,246     722,004     792,464
                                                               ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment, net                        (74,880)   (117,290)    (57,957)
 Purchase of product line                                        (50,000)
 Additions to capitalized software development costs             (18,099)   (194,945)     (6,295)
 Purchases of marketable securities, net                        (503,648)   (190,000)
 Additions to intangible assets                                  (18,067)    (14,424)
                                                               ---------   ---------   ---------
      Net cash used in investing activities                     (664,694)   (516,659)    (64,252)
                                                               ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable - bank, net                         128,646     114,153     142,844
 Repayments from notes payable - shareholders                          0     (65,015)   (185,610)
 Repayments of long term debt                                    (49,688)     (4,906)
 Increase/decrease in restricted cash                            150,000                (400,000)
 Net proceeds (cost) from exercise of common stock warrants      323,750                  (5,523)
                                                               ---------   ---------   ---------
      Net cash provided (used) by
      financing activities                                       552,708      44,232    (448,289)
                                                               ---------   ---------   ---------

Net increase (decrease) in cash
   and cash equivalents                                          (25,740)    249,577     279,923

Cash and cash equivalents - beginning of the year                567,255     317,678      37,755
                                                               ---------   ---------   ---------
Cash and cash equivalents - end of the year                    $ 541,515   $ 567,255   $ 317,678
                                                               =========   =========   =========

See accompanying notes to the financial statements.

                              Atrix International

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1   CORPORATE ORGANIZATION

Atrix International, Inc. (the Company) designs and manufactures toner vacuums, vacuum filters and circuit board transport cases. The Company also designs the hardware and software for R3 Remote Metering and Copy Control products. In addition, Atrix distributes tools, meters, electrostatic discharge (ESD) and static control products and assembles tool kits for the telecommunication, office machine and computer industries.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less and are readily convertible to cash.

RESTRICTED CASH

Restricted cash is comprised of a one-year certificate of deposit and maintained with our lending bank. This restriction is in line with the credit agreement as discussed in Note 6 on page 17.

MARKETABLE SECURITIES

Marketable securities generally consist of certificates of deposits with maturities of up to one year. The Company's marketable securities are classified as held to maturity and, therefore, are carried at amortized cost. The estimated fair value of the securities approximates their amortized cost. Unrealized holding gains and losses were not significant.

REVENUE RECOGNITION

The Company recognizes revenue upon shipment of the product net of customer discounts.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. See Sales to Major Customers and Export Sales in Note 3 on page 16.

INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined on the weighted average method. Inventories are evaluated on a quarterly basis to identify obsolete, slow-moving and non-saleable items. The Company establishes a reserve to reduce the inventory to net realizable value when necessary.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are computed using the straight-line method over the estimated useful lives of the assets of five to seven years or the initial lease terms. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, with any resulting gain or loss reflected in income for the period. Expenditures for replacements and betterments are capitalized, while maintenance and repairs are charged against income as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense when incurred. These costs were approximately $120,000, $12,000, and $2,500 for 1996, 1995 and 1994,
respectively. See the Capitalized Software Development Costs section on page 16 for additional discussion on development activities.

INTANGIBLE ASSETS

Intangible assets consist of an applied patent relating to the Office Machine Management System, goodwill and other intangibles. The Company is amortizing the intangible assets

                              Atrix International
on a straight-line basis over the estimated useful lives of seven to fifteen years. Periodically, management assesses whether there has been a permanent impairment in the value of intangible assets.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company develops software and firmware that is an integral part of a product expected to be sold in future years. Software development costs are capitalized only upon the establishment of technological feasibility for the related product. Capitalized costs consist mainly of salaries and programming fees related to the development of software and firmware. The Company commences amortization when the related product is available for general release to customers. The Company assesses the realizability of the capitalized software development costs on a quarterly basis by comparing the amount of capitalized software costs with the expected future gross revenues of the related product. The annual amortization for these capitalized costs reflects the greater of the proportion of the current year's product revenues to total expected product revenues on a straight-line basis over their estimated useful life of six years. Accumulated amortization was $323,861 and $236,655 at June 30, 1996 and 1995, respectively. Total amortization expense for each of the years ended June 30, 1996, 1995 and 1994 of $87,206, $55,776 and $101,000, respectively, was recorded in cost of sales.

NET INCOME PER SHARE

Net income per share computations are based on the weighted average number of common shares and common share equivalents outstanding during the year.

CASH FLOWS

The Company paid interest of $62,326, $69,950, and $92,000 during fiscal years 1996, 1995 and 1994, respectively. No income taxes were paid in 1996 and 1994. During 1995, the Company paid $8,880 in alternative minimum taxes.

INCOME TAXES

The Company accounts for income taxes in accordance with Financial Accounting Board Statement No. 109, "Accounting for Income Taxes," which uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to current year presentation.

NOTE 3   SALES TO MAJOR CUSTOMERS AND EXPORT SALES

In fiscal years 1996, 1995 and 1994, sales to major customers that exceeded 10% of total net sales were as follows:

                     1996        1995        1994
- --------------------------------------------------
 Customer A            23%         25%         19%
 Customer B           ---         ---          10%
 Customer C           ---         ---           9%

Accounts receivable from Customer A represented approximately 4% and 18% of total receivables at June 30, 1996 and 1995, respectively. There were no other significant concentrations of receivables.

Export Sales were approximately $829,000, $738,000, and $677,000 in fiscal years 1996, 1995 and 1994, respectively. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars, and were generated from customers primarily in Europe and Asia.

NOTE 4   INVENTORIES

Inventories are comprised of the following at June 30:

                                         1996            1995
- ----------------------------------------------------------------
Raw materials                          $   448,291   $   285,200
Finished goods                             546,567       566,471
                                       -----------   -----------
Total                                  $   994,858   $   851,671
                                       ===========   ===========

NOTE 5   PROPERTY AND EQUIPMENT

Property and equipment, at cost, are comprised of the following at June 30:

                                            1996          1995
- --------------------------------------------------------------
Tooling and molds                    $ 1,092,009   $   836,805
Office furniture and fixtures            323,239       434,034
Manufacturing equipment                  146,719       103,649
Leasehold improvements                    80,432        79,443
Warehouse equipment                       49,627        54,024
Vehicles                                   8,860
                                     -----------   -----------
                                       1,700,886     1,507,955
Accumulated depreciation              (1,208,790)   (1,208,123)
                                     -----------   -----------
                                     $   492,096   $   299,832
                                     ===========   ===========

                              Atrix International

NOTE 6   LINE OF CREDIT

The Company maintains a line of credit with a commercial Bank. The borrowing base under the line of credit is the lesser of (a) $1,250,000 or (b) the sum of
(i) 85% of eligible accounts receivable and (ii) 50% of eligible inventory. The Company is also required to maintain tangible net worth of $1,100,000. The line of credit is secured by the Company's assets and by a $250,000 certificate of deposit. The interest rate is at prime. The line of credit has an initial term that expires October 31, 1996 but is due on demand at any time. The Company is required to pay accrued interest on a monthly basis.

NOTE 7   LONG-TERM DEBT

In November 1995, the company issued acquisition notes payable totaling $275,000 which are payable in periodic installments based on the terms of the agreements. The interest rate is at prime and the obligations will be paid through November 1998. Estimated principal payments of long-term debt are as follows:

YEAR ENDED JUNE 30,
 1997                   $ 72,060
 1998                     72,060
 1999                     87,128
                        --------
 Total                  $231,248

NOTE 8   LEASES

The Company leases office, warehouse and production facilities as well as certain office equipment under long-term operating and capital lease agreements. The lease covering the facilities runs through April 1998 and provides for a five-year renewal option.

Future minimum payments under the leases are as follows:

                                      OPERATING      CAPITAL
YEAR ENDING JUNE 30,                   LEASES         LEASES
1997                                   $186,716      $ 5,190
1998                                    156,616        3,597
1999                                      4,808          241
2000                                      4,154            0
                                       --------      -------
Total                                  $352,294        9,028
 Less:interest                                        (1,116)
                                                     -------
 TOTAL                                               $ 7,912

Rental expense for operating leases was approximately $198,200, $199,800, and $198,000 for 1996, 1995 and 1994, respectively.

NOTE 9   STOCK OPTIONS AND WARRANTS

OPTIONS

The Company adopted its 1994 Stock Option Plan in April 1994 which has 800,000 shares of Common Stock reserved for issuance pursuant to exercise of stock options. The plan provides for the issuance of options to purchase Common Stock to directors, officers, employees and consultants of the Company. Options granted under the plan may be either non-qualified stock options or incentive stock options. Incentive options must have an exercise price equal to at least 100% of the fair market value on the date of grant and non-qualified options must have an exercise price equal to at least 85% of the fair market value on the date of grant. Outstanding options are generally exercisable immediately and expire five to ten years from the date of the grant. Cancelled options are available for future grants.

A summary of the activity of stock options is as follows:

                                   SHARES          EXERCISE
                                    UNDER            PRICE
                                   OPTION            RANGE
Outstanding at
  June 30, 1994                    436,000        $0.09-$2.06

Granted                            620,000        $0.88-$1.28

Cancelled from
  new stock option plan           (436,000)       $0.91-$2.06

Cancelled                         (127,600)       $0.91-$1.00

Outstanding at
  June 30, 1995                    492,400        $0.88-$1.28

Granted                             15,900            $1.00

Cancelled                          (25,500)           $1.00
                                  --------
Outstanding at
  June 30, 1996                    482,800        $0.88-$1.28

                              Atrix International

Options outstanding at June 30, 1996 to purchase 360,280 common shares were exercisable at prices ranging from $0.88 to $1.28.

On April 13, 1994, the Stock Option Committee granted new options under the 1994 Plan replacing certain options previously existing under the 1990 Plan for identical number of shares with an exercise price of $1.00 per share, the fair market value on that date.

WARRANTS

In February and March of 1993, the Company issued warrants to purchase 250,625 shares of Common Stock at a price of $1.22 per share, which expire on February 28, 1998. These warrants were issued in connection with the Company's sale of promissory notes in the aggregate principal amount of $250,625. In November 1993, the Company issued warrants to purchase an aggregate of 315,000 shares of Common Stock at a price of $1.38 per share, which expire on November 5, 1998. These warrants were issued to directors of the Company who had guaranteed a portion of the Company's line of credit.

A portion of the above warrants were exercised in connection with a private offering completed on September 30, 1995 of 451,666 shares of common stock at $.75 per share and the company received net proceeds of $323,750. The holders of the warrants that were exercised were granted new warrants to purchase 451,666 shares of common stock at $.75 per share.

NOTE 10  INCOME TAXES

The Company has available net operating loss and tax credit carryforwards for income tax purposes of $1,287,807 and $83,688, respectively, on June 30, 1996. These carryforwards expire in the years ending June 30, 2003 through 2008. Utilization of the net operating loss and tax credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. A valuation allowance exists for the entire net tax benefit associated with all carryforwards and temporary differences at June 30, 1996 as their realization is not presently assured. The Company has not recognized any significant income tax expense during 1994, 1995 or 1996 due to utilization of available net operating loss carryforwards.

Assets (liabilities) consist of the following:

                                 JUNE 30, 1996        JUNE 30, 1995
Loss Carryforwards                   $ 564,060            $ 647,756
Research & Development
  Credits                               83,688               83,688
Inventory                               17,163               28,473
Bad Debts                                7,045                6,722
Fixed Assets                            73,557               91,200
Amortization                          (133,050)            (100,586)
Other                                        0                4,658
                                     ---------            ---------
                                       612,463              761,911
Less: Valuation Allowance             (612,463)            (761,911)
                                     ---------            ---------
                                     $       0            $       0

NOTE 11  PATENT LITIGATION SETTLEMENTS

In fiscal 1996, 1995 and 1994, the Company recorded net patent infringement settlements from several companies totaling $1,990, $169,496, and $1,117,364 respectively, after legal and other expenses.

NOTE 12  RETIREMENT SAVINGS PLAN

The Company maintains a defined contribution plan which qualifies under the Internal Revenue Code Section 401(K). Substantially all full-time employees are eligible to participate under the plan. Company contributions are discretionary and were $4,128, $6,300 and $0 during 1996, 1995, and 1994 respectively.

NOTE 13  PURCHASE OF PRODUCT LINE

In November 1995, the Company completed the acquisition of a vacuum product line from Porous Media. The Company acquired certain product line equipment and intangibles. The purchase price consisted of cash and notes payable.

                              Atrix International

                     [BACKGROUND PICTURE OF CLOUDS & SUN]


ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3:30 p.m. on Tuesday, October 22, 1996 at:

  Crown Plaza North Star Hotel
  618 Second Avenue South
  Minneapolis, Minnesota

All shareholders are urged to attend.

ATRIX INTERNATIONAL, INC. CORPORATE OFFICES

14301 Ewing Avenue South
Burnsville, Minnesota  55306

ATRIX BOARD OF DIRECTORS

W. William Bednarczyk, Chairman, Management Consultant
Clifford B. Meacham, Vice Chairman
Steven D. Riedel, President, Chief Executive Officer & Chief Financial Officer William E. Bennett, Consultant
Charles J.B. Mitchell, Jr., Consultant
Richard W. Perkins, Capital Management Consultant
Gordon H. Ritz, Sr., Investor

ATRIX CORPORATE OFFICERS

Steven D. Riedel, President, Chief Executive Officer and Chief Financial Officer Denice J. Bloomer, Vice President and Controller
Thomas Letscher, Secretary

MANAGEMENT TEAM

Denice J. Bloomer, Vice President and Controller
Steven D. Riedel, President, Chief Executive Officer and Chief Financial Officer Chris P. Walsh, MIS and Manufacturing Manager
Steven J. Zeilinger, Inside Sales and Distribution Manager

INDEPENDENT AUDITORS

Price Waterhouse LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Oppenhiemer Wolff and Donnelly
Minneapolis, Minnesota

FORM 10-KSB

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders upon request, and may be obtained by writing to:

  Ms. Sharon Maras
  Atrix International, Inc.
  14301 Ewing Avenue South
  Burnsville, Minnesota  55306

NASDAQ SYMBOL

ATXI

REGISTRAR AND TRANSFER AGENT

Please direct inquires regarding change of address, lost certificates and other transfer of share matters to the address below.

  Norwest Bank, N.A.
  Stock Transfer
  P.O. Box 738
  South Saint Paul, Minnesota
  55075-0738
  612-450-4064 or 800-468-9716

MARKET MAKERS

Ernst and Company
Herzog, Heine, Geduld, Inc.
John G. Kinnard and Company, Inc.
Mayer and Schweitzer, Inc.
M.H. Myerson and Company
Nash Weiss/Division of Shatkin
Paragon Capital Corporation
R.J. Steichen and Company
Troster Singer Corporation
Wein Securities Corporation

                    [BACKGROUND PICTURE OF CLOUDS AND SUN]


WE WANT TO DEVELOP A POSITIVE AND CHALLENGING WORK ENVIRONMENT PROVIDING PRODUCTS AND SERVICES TO THE EXPANDING TELECOMMUNICATIONS, COMPUTER AND OFFICE PRODUCT MARKETS.

                               OUR GOALS ARE TO:


     ENHANCE PROFITABILITY IN OUR BUSINESS OF COPY MANAGEMENT, MANUFACTURING AND DISTRIBUTION BY FOCUSING ON INCREASING SALES AND IMPROVING GROSS MARGINS.

     BECOMING A LEADING SUPPLIER OF COPY MANAGEMENT AND REMOTE METERING PRODUCTS

     IMPROVE CUSTOMER SATISFACTION BY IMPLEMENTING QUALITY PROCEDURES FOR OUR PRODUCTS AND SERVICES

     ENHANCE SHAREHOLDER VALUE

     AGGRESSIVELY SEEK NEW OPPORTUNITIES AND MARKETS FOR OUR CURRENT PRODUCTS.

ATRIX IS A LEADING EDGE MANUFACTURER OF REMOTE METERING AND COPY CONTROL PRODUCTS. THE COMPANY IS ALSO A MANUFACTURER OF TONER VACUUMS, VACUUM FILTERS AND PRINTED CIRCUIT BOARD TRANSPORT CASES FOR THE OFFICE MACHINE INDUSTRY. IN ADDITION, ATRIX DISTRIBUTES TOOLS AND INSTRUMENTATION FOR FIELD SERVICE ORGANIZATIONS THROUGHOUT THE WORLD.

                                 [ATRIX LOGO]

                           ATRIX INTERNATIONAL, INC.
                            14301 EWING AVENUE SOUTH
                             BURNSVILLE, MN 55306
                         612-894-6154  .  800-222-6154