Form 10KSB, Exhibit 13
period 1997-06-30
ATRIX INTERNATIONAL INC
filed 1997-09-26
CIK 831532

                                          Financial Highlights
--------------------------------------------------------------------------------------------------------
                                       For Years Ending June 30,


                                        1997          1996        1995          1994            1993
                                        ----          ----        ----          ----            ----
Operating Results
Net Sales                         $5,801,300    $6,028,427  $5,778,179    $5,023,079      $4,580,764
Income (loss) from operations         57,813       142,896     156,540      (628,658)       (524,171)
Patent infringement settlements            0         1,990     169,496     1,117,364
Net income (loss)                    200,870       144,041     300,282       405,189        (602,154)
Net income (loss) per share             0.04          0.03        0.06          0.08           (0.12)
Weighted average number
  of common shares outstanding     5,653,644     5,541,345   5,201,978     5,167,722       5,192,549

Balance Sheet Data
Total assets                       4,084,724     4,095,959   3,380,115     3,097,398       2,558,870
Long-term debt, net
  of current maturities              111,294       162,607       8,106        13,766          62,656
Working capital                    1,766,717     1,648,615   1,217,401       875,172         143,447
Shareholders' equity               2,468,677     2,267,807   1,800,016     1,499,734       1,100,068
Book value per
  common share                          0.44          0.40        0.35          0.28            0.21
Common shares outstanding
  at June 30,                      5,653,644     5,653,644   5,201,978     5,201,978       5,155,038

                          Atrix Stock Trading Prices


The Company's Common Stock is currently traded in the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ). The table at the right sets forth, for the periods indicated, the high and low bid prices for the Company's common stock as reported by NASDAQ. Such quotations represent interdealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

As of September 12, 1997, there were 5,653,644 shares of Common Stock outstanding, held of record by approximately 191 persons. The Company has not declared or paid any cash dividends on its Common Stock since its inception and does not intend to pay any dividends for the foreseeable future.


Fiscal Year 1997                                High      Low
                                                ----      ---
First Quarter (from July 1, 1996)               7/8       9/16
Second Quarter                                 13/16      1/2
Third Quarter                                  13/16      1/2
Fourth Quarter                                  3/4       1/2

Fiscal Year 1996                                High      Low
                                                ----      ---
First Quarter (from July 1, 1995)                1       13/16
Second Quarter                                 15/16      3/4
Third Quarter                                   3/4      11/16
Fourth Quarter                                 27/32     25/32



Atrix International, Inc.              4                1997 Annual Report

                      Management's Discussion & Analysis
--------------------------------------------------------------------------------

Net Sales
---------

Net sales decreased by $227,127 or approximately 4% to $5,801,300 in fiscal 1997 from $6,028,427 in 1996 and $5,778,179 in 1995. Sales for the year ended June 30, 1997, (exclusive of royalties), were $5,801,300 compared to sales for the previous year of $6,021,988. Royalty payments were $0 for the current year and $6,439 for the previous year. These payments were a result of a number of patent infringement settlements from prior years.

The primary reason for the decrease in sales during 1997 was a decrease in the less profitable distribution sales.

For fiscal 1997, sales of Copy Management products fell by 8% over sales of $348,598 in the prior year. Sales of Copy Management products increased in fiscal 1996 after the Company entered into a five-year agreement with Pitney Bowes Copier Division for development and sales of the Company's current Copy Management System and introduced the WinTrax software for its Copy Management Systems. Sales in fiscal 1996 included a nonreccuring inventory stocking shipment of approximately $100,000 from Pitney Bowes that was not replicated in fiscal 1997, which accounted for the decrease in fiscal 1997. The Company expects Copy Control sales will increase in fiscal 1998.

Sales of vacuums and supplies were $1,955,070, $1,759,366 and $1,417,994 in 1997, 1996 and 1995, respectively. The increase in 1997 from prior years was primarily due to the strong acceptance of the Omega vacuum product line, which was introduced in June of 1996. The Company anticipates vacuum sales to continue to increase in fiscal 1998.

Distribution sales were $3,048,152, $3,384,882 and $3,056,923 in 1997, 1996 and
1995 respectively. The increase in fiscal 1996 was primarily due to increased distribution through custom catalogs, which the Company began developing in fiscal 1996 for some of its key customers. The decrease in fiscal 1997 was primarily due to a reduction of both loose tools and tool kits, and occurred as a result of the break-up of AT&T, a major tool customer. The decrease also reflects the Company's decision to de-emphasize sales of tool products and focus its efforts on the more profitable lines of vacuum products and copy control products. Accordingly, the Company expects distribution sales to continue to decline.

Royalties
---------

The Company received R3 patent royalties of $0, $6,439 and $408,364 in 1997, 1996 and 1995 respectively, due to enforcement of its R3 patent during these years. The R3 patent expired in April 1995 and therefore the Company does not expect to receive meaningful royalties in future periods.

The following table shows the Company's revenues for the periods indicated by product line, total manufactured products and total distributed products.

                                                  Years Ended June 30,

Product Line                            1997            1996            1995
                                        ----            ----            ----

Vacuums and Supplies                 $1,955,070      $1,759,366      $1,417,994
ESD Equipment                           216,461         234,285         281,287
Circuit Board Cases                      29,057          67,935          27,940
Special Assemblies                      176,587         206,922         437,463
                                     ----------      ----------      ----------
  Total Manufacturing                 2,377,175       2,268,508       2,164,684
                                     ----------      ----------      ----------

Loose Tools                           1,930,572       2,292,800       1,921,650
Tool Kits                               296,325         376,869         368,641
Instrumentation                         821,255         715,213         766,632
                                     ----------      ----------      ----------
  Total Distribution                  3,048,152       3,384,882       3,056,923
                                     ----------      ----------      ----------

Copy Control Monitor                    322,246         348,598         147,691
Royalties                                     0           6,439         408,364
Disposal                                      0               0             517
Injection Molding Monitor                53,727          20,000               0
                                     ----------      ----------      ----------
  Total Sales                        $5,801,300      $6,028,427      $5,778,179
                                     ----------      ----------      ----------

               Atrix International, Inc.  5  1997 Annual Report

-------------------------------------------------------------------------------

Gross Profit
------------

The gross profit margin as a percentage of sales was 29.3% in 1997, 29.4% in 1996 and 33.1% in 1995.

The gross profit margin decreased slightly in 1997 from 1996 due primarily to changes in the Company's product mix, moving away from the less profitable distribution sales and towards the more profitable vacuum products, which was largely offset by an increase in the inventory reserve. The decrease in the gross profit margin from fiscal 1995 to 1996 was primarily due to the decrease in royalties from fiscal 1995 to 1996. The Copy Control royalties had carried a gross margin of approximately 50%.

Selling, General and Administrative Expenses
--------------------------------------------

Selling, general and administrative expenses were $1,642,760, $1,630,934 and $1,754,398 in 1997, 1996 and 1995, respectively, which were 28%, 27% and 30% of sales for the years 1997, 1996 and 1995 respectively. The primary components of selling, general and administrative expense are salaries, commissions, employee benefits, research and development, retirement benefits, rent and insurance.

The increase in expenses in fiscal 1997 was due to an increase in retirement benefits paid during the year of $26,000, in addition to establishing a reserve for future retirement benefits of $56,000. These expenses and reserves were largely offset by decreases in catalog expenses of $33,000 and research and development expenses of $41,000. Catalog expense decreased from fiscal 1996, as fiscal 1996 included a one-time mailing of approximately 40,000 catalogs. Research and development costs decreased in fiscal 1997 as expenses relating to the development of the A-Trax Production Monitoring System were capitalized. The Company expects operating expenses as a percentage of sales to be lower in fiscal 1998.

The decrease in operating expenses in 1996 from 1995 was primarily due to a reduction in patent amortization of $143,000.

Income From Operations
----------------------

Income from operations was $57,813 compared to $142,896 and $156,540 for 1997, 1996 and 1995 respectively. The $85,083 decrease from 1996 to 1997 can be attributed to increased reserves of $89,000 for inventory, accounts receivable and pension costs. Without the increases to reserves, the Company would have reported income from operations of $146,813. The decrease in 1996 over 1995 is due primarily to lower patent royalties and lower gross margins, while controlling operating expenses. The Company expects to continue to generate income from operations in fiscal 1998.

Interest Income/(Expense), Net
------------------------------

Net interest income/(expense) was $18,540, ($2,227) and ($18,404) in 1997, 1996 and 1995 respectively. The decrease in net interest expense in 1997 is primarily due to minimizing line of credit draws while applying cash reserves against the line of credit on a daily basis.

Income Taxes
------------

At June 30, 1997, the Company has net operating loss carryforwards of approximately $1,087,000 for income tax purposes which expire in the years 2003 to 2008. The Company has not recognized any significant income tax expense during 1995, 1996 or 1997, due to utilization

               Atrix International, Inc.  6  1997 Annual Report

                      Management's Discussion & Analysis
--------------------------------------------------------------------------------

of available net operating loss carryforwards. During 1997, the Company recognized approximately 124,000 in tax benefits primarily from tax loss carryforwards.

Net Income
----------

Net income was $200,870 in 1997 compared to $144,041 and $300,282 for 1996 and 1995, respectively. The increase in net income from 1996 to 1997 of $56,829 was primarily due to the tax carryforward benefit of $124,000 which the Company recognized in fiscal 1997, and a net increase in interest income of $20,769 which was offset by the reserve increases discussed above. The decrease in net income from fiscal 1995 to 1996 was primarily due to $408,364 in higher margin patent royalties received in fiscal 1995.

Liquidity and Capital Resources
-------------------------------

The Company's cash and marketable securities at June 30, 1997 was $1,715,571 compared to $1,485,163 at June 30, 1996. Working capital increased to $1,766,717 from $1,648,615 at June 30, 1996. The current ratio as of June 30, 1997 and 1996 was 2.2 and 2.0 respectively. The increases in the Company's cash and working capital position are primarily due to cash generated from operations.

In October 1996, the Company renewed its working capital line of credit with Riverside Bank at an interest rate of prime. The borrowing base under the line of credit is the lesser of (a) $1,250,000 or (b) the sum of (I) 75% of eligible accounts receivable plus (ii) 50% of eligible inventory. As of June 30, 1997, credit line advances were $850,000. The terms of the line of credit require the Company to maintain tangible net worth of at least $1,700,000. The line of credit is secured by the Company's assets. The line of credit has an initial term that expires in October 1997, but is due on demand at any time. The Company is required to pay accrued interest on a monthly basis.

Cash provided by operations increased to $521,358 in fiscal 1997 from $86,246 in 1996. The increase in 1997 was due primarily to increased net income, non-cash depreciation, and amortization expense and other favorable changes in working capital components. The Company also generated cash from investing and financing activities due primarily to purchases of marketable securities and a decrease in restricted cash.

The Company's plans for the fiscal year ending June 30, 1998 do not call for additional capital. The Company plans to finance its operations for the fiscal year ending June 30, 1998 with working capital and bank borrowing, if necessary. The Company expects to generate cash from operations during fiscal 1998 by increasing sales, improving gross profit margins and controlling operating expenses. The Company believes that funds generated from operations and borrowings available under the line of credit will be adequate to meet the Company's working capital requirements for the foreseeable future.


            Atrix International, Inc.  7  1997 Annual Report

                       Report of Independent Accountants
                       ---------------------------------

To The Board of Directors and Shareholders of
   Atrix International, Inc.


In our opinion, the accompanying balance sheet and related statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Atrix International, Inc. at June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse
Minneapolis, Minnesota
July 31, 1997


            Atrix International, Inc.  8  1997 Annual Report

                                                 Balance Sheet
--------------------------------------------------------------------------------------------------------------------


                                                                                              June 30,
                                                                                       1997              1996
                                                                                       ----              ----
Assets
Current Assets:
  Cash and cash equivalents                                                         $1,386,514        $   541,515
  Restricted cash                                                                                         250,000
  Marketable securities, at cost                                                       329,057            693,648
  Accounts receivable, less allowance for doubtful accounts of
    $27,000 and $16,000, respectively                                                  543,091            757,650
  Inventories                                                                          918,493            994,858
  Prepaid expenses                                                                      94,315             76,489
                                                                                    ----------        -----------
    Total current assets                                                             3,271,470          3,314,160
                                                                                    ----------        -----------
  Deferred income taxes                                                                124,000
  Property and equipment, net                                                          375,624            492,096
  Intangible assets, net                                                                82,381             82,345
  Capitalized software development costs, net                                          231,249            207,358
                                                                                    ----------        -----------
    Total assets                                                                    $4,084,724        $ 4,095,959
                                                                                    ==========        ===========

Liabilities and Shareholders' Equity

Current Liabilities:
  Accounts payable                                                                  $  494,766        $   595,388
  Notes payable - bank                                                                 850,000            941,299
  Current maturities of long-term debt                                                  62,622             76,553
  Accrued liabilities                                                                   97,365             52,305
                                                                                    ----------        -----------
    Total current liabilities                                                        1,504,753          1,665,545
  Long-term debt, net of current maturities                                            111,294            162,607
                                                                                    ----------        -----------
    Total Liabilities                                                                1,616,047          1,828,152
                                                                                    ----------        -----------
Shareholders' Equity:

Preferred stock, $0.01 par value, 3,000,000
  shares authorized, no shares issued
Common stock, $0.01 par value, 50,000,000
  shares authorized, 5,653,644
  shares issued and outstanding, respectively                                           56,536             56,536
Additional paid-in capital                                                           3,276,969          3,276,969
Accumulated deficit                                                                   (864,828)        (1,065,698)
                                                                                    ----------        -----------
  Total shareholders' equity                                                         2,468,677          2,267,807
                                                                                    ----------        -----------
  Total liabilities and shareholders' equity                                        $4,084,724        $ 4,095,959
                                                                                    ==========        ===========

See accompanying notes to the financial statements.





Atrix International, Inc.              9                      1997 Annual Report

                              Statement of Income
--------------------------------------------------------------------------------
                For Years Ending June 30, 1997, 1996, and 1995

[Artwork in Background]

                                                       1997            1996           1995
                                                       ----            ----           ----
Net sales                                          $5,801,300      $6,028,427      $5,778,179
Cost of sales                                       4,100,727       4,254,597       3,867,241
                                                   ----------      ----------      ----------
 Gross profit                                       1,700,573       1,773,830       1,910,938
Selling, general and administrative expenses        1,642,760       1,630,934       1,754,398
                                                   ----------      ----------      ----------
 Income from operations                                57,813         142,896         156,540
Interest income/(expense), net                         18,540          (2,227)        (18,404)
Patent infringement settlements                             0           1,990         169,496
                                                   ----------      ----------      ----------
 Income before income taxes                            76,353         142,659         307,632
Income tax expense/(benefit)                         (124,517)         (1,382)          7,350
                                                   ----------      ----------      ----------
Net income                                         $  200,870      $  144,041      $  300,282
                                                   ==========      ==========      ==========
Net income per share                               $     0.04      $     0.03      $     0.06
Weighted average number of
 common shares outstanding                          5,653,644       5,541,345       5,201,978

See accompanying notes to the financial statements.

                       Statement of Shareholder's Equity
--------------------------------------------------------------------------------
                For Years Ending June 30, 1997, 1996, and 1995

[Photo of sky screened back behind table]

                                            Common Stock       Additional
                                        Number                  Paid-in      Accumulated
                                      of Shares      Amount     Capital        Deficit         Total
                                      ---------      ------    ----------    -----------       -----
Balance, June 30, 1994                5,201,978     $52,019    $2,957,736    $(1,510,021)    $1,499,734

Net income                                                                       300,282        300,282
                                      ---------     -------    ----------    -----------     ----------
Balance, June 30, 1995                5,201,978      52,019     2,957,736     (1,209,739)     1,800,016

Warrants converted, net of related
 expenses of $15,000                    451,666       4,517       319,233                       323,750

Net Income                                                                       144,041        144,041
                                      ---------     -------    ----------    -----------     ----------

Balance, June 30, 1996                5,653,644      56,536     3,276,969     (1,065,698)     2,267,807

Net Income                                                                       200,870     $  200,870
                                      ---------     -------    ----------    -----------     ----------

Balance, June 30, 1997                5,653,644     $56,536    $3,276,969    $  (864,828)    $2,468,677
                                      =========     =======    ==========    ===========     ==========

See accompanying notes to the financial statements.

               Atrix International, Inc.  10  1997 Annual Report

                            Statement of Cash Flows
-------------------------------------------------------------------------------
                For Years Ending June 30, 1997, 1996, and 1995

                                                                     1997           1996             1995
                                                                     ----           ----             ----
Cash flows from operating activities:
  Net income                                                      $  200,870       $ 144,041       $ 300,282
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                                   226,952         244,968         374,266
     Deferred income taxes                                          (124,000)
     Changes in current assets and liabilities:
      Accounts receivable                                            214,559         (11,160)        253,297
      Inventories                                                     76,365        (143,187)       (148,042)
      Prepaid expenses                                               (17,826)        (42,511)          3,998
      Accounts payable                                              (100,622)        (66,252)        (31,859)
      Accrued liabilities                                             45,060         (39,653)        (29,938)
                                                                  ----------       ---------       ---------
        Net cash provided by operating activities                    521,358          86,246         722,004
                                                                  ----------       ---------       ---------

Cash flows from investing activities:
 Additions to property and equipment, net                            (19,122)        (74,880)       (117,290)
 Purchase of product line                                                            (50,000)
 Additions to capitalized software development costs                (106,098)        (18,099)       (194,945)
 Purchases of marketable securities, net                             364,591        (503,648)       (190,000)
 Additions to intangible assets                                       (9,187)        (18,067)        (14,424)
                                                                  ----------       ---------       ---------
        Net cash provided (used) by investing activities             230,184        (664,694)       (516,659)
                                                                  ----------       ---------       ---------
Cash flows from financing activities:
 Proceeds (repayments) from notes payable - bank, net                (91,299)        128,646         114,153
 Repayments from notes payable - shareholders                                                        (65,015)
 Repayments of long term debt                                        (65,244)        (49,688)         (4,906)
 Decrease in restricted cash                                         250,000         150,000
 Net proceeds from exercise of common stock warrants                                 323,750
                                                                  ----------       ---------       ---------
        Net cash provided by financing activities                     93,457         552,708          44,232
                                                                  ----------       ---------       ---------
Net increase (decrease) in cash
  and cash equivalents                                               844,999         (25,740)        249,577
Cash and cash equivalents - beginning of the year                    541,515         567,255         317,678
                                                                  ----------       ---------       ---------
Cash and cash equivalents - end of the year                       $1,386,514       $ 541,515       $ 567,255
                                                                  ==========       =========       =========

See accompanying notes to the financial statements.

               Atrix International, Inc.  11  1997 Annual Report

                         Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1  Corporate Organization
------  ----------------------

Atrix International, Inc. (the Company) designs and manufactures toner vacuums, vacuum filters and circuit board transport cases. The Company also designs the hardware and software for R3 Remote Metering and Copy Control Products. In addition, Atrix distributes tools, meters, electrostatic discharge (ESD) and static control products and assembles tools kits for the telecommunication, office machine and computer industries.

Note 2  Summary of Significant Accounting Policies
------  ------------------------------------------

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

Restricted Cash

Restricted cash is comprised of a one-year certificate of deposit and maintained with the lending bank. The restriction has been dropped in fiscal 1997 as discussed in Note 6.

Marketable Securities

Marketable securities generally consist of certificates of deposits with maturities over three months and up to one year. The Company's marketable securities are classified as held to maturity and therefore, are carried at amortized cost. The estimated fair value of the securities approximates their amortized cost. Unrealized holding gains and losses were not significant.

Revenue Recognition

The Company recognizes revenue upon shipment of the product net of customer discounts.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. See Sales to Major Customers and Export Sales in Note 3.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the weighted average method. Inventories are evaluated on a quarterly basis to identify obsolete, slow moving and non-salable items. The Company establishes a reserve to reduce the inventory to net realizable value when necessary.

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

               Atrix International, Inc.  12  1997 Annual Report

                         Notes to Financial Statements

Research and Development

Research and development costs are charged to expense when incurred. The costs were approximately $78,000, $120,000, and $12,000 for 1997, 1996 and 1995,
respectively. See the policy on Capitalized Software Development Costs section for additional discussion on development activities.

Intangible Assets

Intangible assets consist of a granted patent relating to the Office Machine Management System, goodwill, and other intangibles. The Company is amortizing the intangible assets on a straight-line basis over the assets estimated useful lives of seven to fifteen years. Periodically, management assesses whether there has been a permanent impairment in the value of the intangible assets.

Capitalized Software Development Costs

The Company develops software and firmware that is an integral part of a product expected to be sold in future years. Software development costs are capitalized only upon the establishment of technological feasibility for the related product. Capitalized costs consist mainly of salaries and programming fees related to the development of software and firmware. The Company commences amortization when the related product is available for general release to customers. The Company assesses the realizability of the capitalized software development costs on a quarterly basis by comparing the amount of capitalized software costs with the expected future gross revenues of the related product. The annual amortization for these capitalized costs reflects the greater of the proportion of the current year's product revenues to total expected product revenues, or on a straight-line basis over their estimated useful life of six years. Accumulated amortization was $406,068 and $323,861 at June 30, 1997 and 1996, respectively. Total amortization expense for each of the years ended June 30, 1997, 1996 and 1995 of $82,206, $87,206 and $55,776, respectively, was recorded in cost of sales.

Net Income Per Share

Net income per share computations are based on the weighted average number of common shares and common share equivalents outstanding during the year.

Cash Flows

The Company paid interest of $25,551, $62,326, and $69,950 during the years 1997, 1996 and 1995, respectively. No income taxes were paid in 1997 and 1996. During 1995, the Company paid $8,880 in alternative minimum taxes.

Income Taxes

The Company accounts for income taxes in accordance with Financial
Accounting Board Statement No. 109, "Accounting for Income Taxes," which uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns.

Note 3  Sales to Major Customers and Export Sales
------  -----------------------------------------

In fiscal years 1997, 1996 and 1995, sales to major customers that exceeded 10% of total net sales were as follows:

                                1997    1996    1995
                                ----    ----    ----
Customer A                       23%      23%     25%


Accounts receivable from Customer A represented approximately 8% and 4% of total receivables at June 30, 1997 and 1996 respectively. There were no other significant concentrations of receivables.

Export Sales were approximately $757,000, $829,000, and $738,000 in fiscal years 1997, 1996 and 1995, respectively. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars, and were generated from customers primarily in Europe and Asia.

             Atrix International, Inc.    13    1997 Annual Report

                         Notes to Financial Statements
--------------------------------------------------------------------------------

Note 4  Inventories
------  -----------

Inventories are comprised of the following at June 30:

                                  1997         1996
                                  ----         ----
Raw materials                   $355,165     $448,291
Finished Goods                   563,328      546,567
                                --------     --------
Total                           $918,493     $994,858
                                ========     ========

Note 5  Property and Equipment
------  ----------------------
                                 1997         1996
                                 ----         ----
Tooling and Molds            $ 1,101,689  $ 1,092,009
Office Furniture & Fixtures      333,028      323,239
Manufacturing Equipment          151,036      146,719
Leasehold Improvement             81,186       80,432
Warehouse Equipment               50,066       49,627
Vehicles                               0        8,860
                             -----------  -----------
                               1,717,005    1,700,886
Accumulated Depreciation      (1,341,381)  (1,208,790)
                             -----------  -----------
                             $   375,624  $   492,096
                             ===========  ===========

Note 6  Line of Credit
------  --------------

The Company maintains a line of credit with a commercial Bank. The borrowing base under the line of credit is the lesser of (a) $1,250,000 or (b) the sum of (i) 75% of eligible accounts receivable and (ii) 50% of eligible inventory. In addition, the Company is required to maintain tangible net worth of $1,700,000 and a liabilities to tangible net worth ratio of less than 1.5. A previous requirement for a $250,000 certificate of deposit as restricted cash has been dropped by the Bank in fiscal 1997. The interest rate is at prime. The line of credit has an initial term that expires October 31, 1997 but is due on demand at any time. The Company is required to pay accrued interest on a monthly basis.

Note 7  Long-term Debt
------  --------------

In November 1995, the Company issued acquisition notes payable totaling $275,000 which are payable in varying periodic installments based on the terms of the agreements. The interest is at prime and the obligations will be paid through December 2000. Estimated principal payments of long-term debt are as follows:

  Years Ending June 30,

          1998          $ 59,697
          1999            22,500
          2000            10,000
          2001            78,085
                        --------
          Total         $170,282
                        ========

Note 8  Leases
------  ------

The Company leases office, warehouse and production facilities as well as certain office equipment under long-term operating and capital lease agreements. The lease covering the facilities runs through April 1998 and provides for a five-year renewal option.

Future minimum payments under the lease are as follows:

 Years Ending           Operating           Capital
    June 30,             Leases             Leases
 ------------           ---------           -------
     1998               $172,276             3,396
     1999                  4,808               238
     2000                  4,154                 0
     2001                  1,385                 0
                        --------            ------
     Total              $182,623             3,634
                        --------
     Less Interest                            (204)
                                            ------
     Total                                  $3,430
                                            ======

Rental expense for operating leases was approximately $183,100, $198,200 and $199,800 for 1997, 1996 and 1995 respectively.


Note 9  Stock Options and Warrants
------  --------------------------

Options

The Company adopted its 1994 Stock Option Plan in April 1994, which has 800,000 shares of Common Stock.

               Atrix International, Inc.  14  1997 Annual Report

                         Notes to Financial Statements

--------------------------------------------------------------------------------

reserved for issuance pursuant to exercise of stock options. The plan provides for the issuance of options to purchase Common Stock to directors, officers, employees and consultants of the Company. Options granted under the plan may be either non-qualified stock options or incentive stock options. Incentive options must have an exercise price equal to at least 100% of the fair market value on the date of grant and non-qualified options must have an exercise price equal to at least 85% of the fair market value on the date of grant. Outstanding options are generally exercisable immediately upon vesting, and expire five to ten years from the date of grant. Canceled options are available for future grants.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Company's stock plan. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock plan been determined based on the fair value at the grant date for awards during fiscal 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income would have been decreased to the pro forma amounts indicated below:

                                          1997            1996
                                          ----            ----
Net Income - as reported                $200,870        $144,041
Net Income - pro forma                  $183,817        $141,171

Net Income per share - as reported          $.04            $.03
Net Income per share - pro forma            $.03            $.03


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996: dividend yield of 0%; risk-free interest rates between 6.0% and 6.9%; expected lives of 8 years; and expected volatility of 86%.

A summary of the activity of stock options is as follows:

                                           Weighted
                               Shares       Average      Exercise
                                Under      Exercise        Price
                               Option        Price         Range
                               ------        -----         -----
Outstanding June 30, 1995      492,400       $1.00      $0.88-$1.28
Granted                         15,900       $1.00      $1.00
Canceled                       (25,500)      $1.00      $1.00
                               -------
Outstanding June 30, 1996      482,800       $1.00      $0.88-$1.28
Granted                        116,000       $ .66      $0.63-$0.71
Canceled                       (72,700)      $ .91      $0.63-$1.00
                               -------
Outstanding June 30, 1997      526,100       $ .94      $0.63-$1.28
                               =======

Stock options exercisable at June 30, 1997, 1996, and 1995 were 372,700, 360,280 and 316,100 respectively. The weighted average fair value of options granted during fiscal 1997 and 1996 using Black-Scholes option-pricing model was $0.60 and $0.90, respectively.

The following table summarizes information about fixed-price stock options outstanding at June 30, 1997:

                             Options Outstanding                Options Exercisable
                   ---------------------------------------    -----------------------
                     Number        Weighted-                    Number
                   Outstanding      Average      Weighted-    Exercisable    Weighted
                       at          Remaining      Average         at         Average
Range of            June 30,      Contractual    Exercise      June 30,      Exercise
Exercise Prices       1997           Life          Price         1997         Price
---------------       ----           ----          -----         ----         -----
  $0.63-$0.71        106,000         8.57          $0.66         23,200       $0.67
  $0.88                5,000         7.01          $0.88          5,000       $0.88
  $1.00-$1.28        415,100         6.11          $1.01        344,500       $1.01


Warrants

In February and March of 1993, the Company issued warrants to purchase 250,625 shares of Common Stock at a price of $1.22 per share which expire on February 28, 1998. These warrants were issued in connection with the Company's sale of promissory notes in the aggregate principal amount of $250,625. In November 1993, the Company issued warrants to purchase an aggregate of 315,000 shares of Common Stock at a price of $1.38 per share, which expire on November 5, 1998. These warrants were issued to directors of the Company who had guaranteed a portion of the Company's line of credit.

          Atrix International, Inc.   15   1997 Annual Report

                         Notes to Financial Statements

A portion of the above warrants were exercised in connection with a private offering completed on September 30, 1995 of 451,666 shares of common stock at $.75 per share and the Company received net proceeds of $323,750. The holders of the warrants that were exercised were granted new warrants to purchase 451,666 shares of Common Stock at $.75 per share.

Note 10 Income Taxes
--------------------

The Company has available net operating loss and tax credit carryforwards for income tax purposes of $1,086,937 and $83,688, respectively on June 30, 1997. These carryforwards expire in the years ending June 30, 2003 through 2008. Utilization of the net operating loss and tax carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. A valuation allowance exists for a portion of the net tax benefit associated with all carryforwards and temporary differences at June 30, 1997, as their realization is not presently more likely than not. The Company has not paid any significant income taxes during 1997, 1996 or 1995 due to utilization of available net operating loss carryforwards.

Deferred tax assets (liabilities) consist of the following:

                                        June 30, 1997        June 30, 1996
Loss Carryforwards                       $ 476,078            $ 564,060
Research & Development
  Credits                                   83,688               83,688
Inventory                                   11,453               17,163
Bad Debts                                    5,671                7,045
Fixed Assets                                77,121               73,557
Amortization                              (186,033)            (133,050)
                                         ---------            ---------
                                           467,978              612,463
Less: Valuation Allowance                 (343,978)            (612,463)
                                         ---------            ---------
                                         $ 124,000            $       0
                                         =========            =========

Income tax expense (benefit) recorded differs from the expected federal tax rate primarily due to utilization of net operating loss carryforwards in 1996 and 1995, and to recognizing $124,000 in tax benefits in 1997, from the reversal of a portion of the deferred tax asset valuation allowance, as the utilization is considered more likely than not.

Note 11 Patent Litigation Settlements
-------------------------------------

In fiscal 1996 and 1995, the Company recorded net patent infringement settlements from several companies totaling $1,990 and $169,496 respectively, after legal and other expenses.


Note 12 Retirement Savings Plan
-------------------------------

The Company maintains a defined contribution plan which qualifies under the Internal Revenue Code Section 401(K). Substantially, all employees are eligible to participate under the plan. Company contributions are discretionary and were $5,129, $4,128, and $6,300 during 1997, 1996 and 1995 respectively.


Note 13 Purchase of Product Line
--------------------------------

In November 1995, the Company completed the acquisition of a vacuum product line from Porous Media. The Company acquired certain product line equipment and intangibles. The purchase price consisted of cash and notes payable.

[GRAPHIC OF MAGNIFYING GLASS]


Atrix International, Inc.             16                      1997 Annual Report